EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

1.	Profits Dreams Development Ltd., a British Virgin Islands company (“PDD”), wholly owned by the Company

2.	Allied Fine Development Limited, a Hong Kong corporation, wholly owned by PDD

3.	Max Surplus International Development Limited, a Hong Kong corporation, wholly owned by PDD

4.	Manigood International Industrial Limited, a Hong Kong corporation, wholly owned by PDD

5.	Raffle Limited, a Hong Kong corporation, wholly owned by PDD

6.	Sure Profits Trading Limited, a Hong Kong corporation, wholly owned by PDD